

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2016

Herbert Ying Chiu Lee
Chief Executive Officer
Integrated Media Technology Limited
Level 7, 420 King William Street
Adelaide SA 5000, Australia

> **Re: Integrated Media Technology Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form 20-F**
> **Submitted December 16, 2016**
> **CIK No. 0001668438**

Dear Mr. Lee:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. To the extent that you commissioned the market report prepared by Frost & Sullivan for the purpose of using it in the registration statement, please provide the appropriate disclosure and consent requirements pursuant to Item 10.G, and disclose that you commissioned the report.

2. We note that the portions of the Technavie market report and article that you provided to us does not support your statement on page 30 that the Asia Pacific region dominated the global 3D display market, "accounting for a market share of 94.56%." Please either provide us with the relevant reports or data supporting that statement, highlighted to show those portions that support this disclosure, or revise as appropriate.

Directors, Senior Management and Employees, page 57

Executive Compensation, page 61

3. We note your response to comment 14 that "no other public disclosures are required" regarding the disclosure of individual compensation. Please clarify whether the Company has publicly disclosed individual compensation information at any time. We refer you to Item 6.B.1, which requires the disclosure of compensation on an individual basis unless such disclosure is not required in your home country and is not otherwise publicly disclosed by the Company.

Additional Information, page 70

Material Contracts, page 73

4. Please revise your column containing information on material contracts on page 73 to specify from which party the consideration is passing to. Refer to Item 10.C of Form 20-F.

Financial Statements

5. We note your response to comment 16 and the reliance on the guidance cited in your response. We also note that the Company's financial statements for the year ended December 31, 2015 include three months of audited results for MDL, since it is consolidated subsequent to the date of acquisition on September 30, 2015. Please provide MDL's audited financial statements for the fiscal year ended March 31, 2015 and audited interim financial statements for the six month period April 1, 2015 to September 30, 2015. This will meet the requirement to include two years of audited information since financial statements covering nine months satisfies the requirement for the filing of financial statements for one year under Rule 3-06 of Regulation S-X. Alternatively, you may provide audited financial statements for the fiscal years ending March 31, 2015 and 2014 and unaudited interim financial information for the period ended September 30, 2015 pursuant to Rule 3-05 of Regulation S-X.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications